UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Present at the Needham Growth Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova to Present at the Needham Growth Conference
Management to Present on January 17, 2018 at 2:10 p.m. EST

Rehovot, Israel, January 4, 2018 - Nova (Nasdaq: NVMI), a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Eitan Oppenhaim, President & Chief Executive Officer and Dror David, Chief Financial Officer will present at the 20th Annual Needham Growth Conference on January 17, 2018 at 2:10 p.m. EST.

The conference is being held at the Lotte New York Palace Hotel in New York City. A live webcast of the presentation will be available to the public and can be accessed at http://ir.novameasuring.com/event-calendar/. This webcast will be archived for 90 days following the live presentation.

Management will be available for meetings during the conference on January 17, 2018. To schedule a one-on-one meeting, please contact your Needham representative or Miri Segal at msegal@ms-ir.com.

About Needham Growth Conference
The 20th Annual Needham Growth Conference (NGC) provides institutional, private equity and venture capital investors with access to over 320 growth companies from a broad range of industries including communications & enterprise infrastructure; healthcare; industrial technology; Internet, entertainment & consumer; semiconductors & semiconductor equipment; and software & services. In addition to presentations by senior executives, NGC features outstanding keynote speakers and a variety of thematic panels discussing critical topics that will impact technology markets in 2018 and beyond. NGC provides attendees the opportunity to start the year by uncovering investment ideas through the discussion of key trends in the rapidly changing growth company environment. The two-day conference features public and private company presentations, Q&A sessions, and 1-on-1 meetings for qualified institutional, private equity and venture capital investors.

About Nova: Nova delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the Nasdaq & TASE under the symbol NVMI.